SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON MAY 18TH, 2009

1. Date, Time and Place: On May 18th, 2009, at 10:00 a.m., at Gafisa S.A.’s (“Company”) headquarters, located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8501, 19th floor.

2. Call Notice: The call notice was published in “Diário Oficial do Estado de São Paulo”, on May 6th, 7th and 8th, 2009, pages 36, 44 and 35, respectively, and in “O Estado de São Paulo” newspaper, on May 6th, 7th and 8th 2009, pages B6, B10 and B10, respectively.

2. Attendance: Shareholders representing more than 59% of the Company’s total and voting capital, as per the signatures in the “Shareholders’ Attendance Book”. Also present Company’s Officer, Mr. Odair Garcia Senra.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Mariana Gouthier Santos Cabral.

4. Agenda: to amend the Company’s bylaws, more specifically Articles (i) 3, with a view to clarifying the Company’s corporate purpose; (ii) 5, so as to reflect the increases of the corporate capital approved by the Board of Directors, within the limits of the authorized capital; (iii) 6, to conform the wording of its Sole Paragraph to the statutory provision; (iv) 8, to include three paragraphs ruling the instatement of the Shareholders’ Meetings; (v) 21, to adjust the powers of the Board of Directors, (vi) 27, to adjust the powers of the Chief Executive Officer; (vii) 30, to adjust the Company’s representation in certain cases and the term for the grant of powers of attorney, and; (viii) to exclude Article 47, a transitory provision contained in the General Provisions of the Company’s bylaws.

5. Resolutions: By shareholders representing the majority vote of the Company’s total and voting capital present at the meeting, the following resolutions have been taken. The contrary votes and abstentions have been registered at the Company’s headquarters.

5.1. To record that the Minutes related to this Extraordinary General Shareholders’ Meeting will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76.

5.2. Improve the wording of Article 3 of the Company’s bylaws, with a view to clarifying the Company’s corporate purpose, which shall read as follows:

“Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the Board of Directors, except as provided in Art. 21 (r) and Art. 30§1.”

5.3. Amend Lead Paragraph of Article 5 of the Company’s bylaws so as to reflect the increases of the corporate capital approved by the Board of Directors within the limits of the authorized capital up to the date hereof, which shall read as follows, Paragraphs One to Four remaining unaltered:

“Article 5. The capital of the Company is R$ 1,231,880,942.57, which is fully paid-in and divided into 133,368,318 common shares, all registered, book-entry and without par value.”

5.4. Amend Article 6 of the Company’s bylaws to conform the wording of its Sole Paragraph to the statutory provision, which shall read as follows, Lead Paragraph remaining unaltered:

“Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution adopted by the shareholders in General Meeting, grant stock options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.”

5.5. Include three paragraphs in Article 8 of the Company’s bylaws ruling the instatement of the Shareholders’ Meetings, with the following wording, Lead Paragraph and Paragraphs One and Two remaining unaltered:

“§ 3. Prior to the General Meeting is called to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§ 4. The list of shareholders present at the meeting shall be closed by the Chairman immediately after the General Meeting is called to order.

§ 5. Shareholders which appear at a General Meeting after the list of the shareholders attending the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.”

5.6. Amend Article 21 of the Company’s bylaws to adjust the powers of the Board of Directors, which shall read as follows:

“Article 21. It addition to such other powers conferred by law and by these Bylaws, the Board of Directors shall have powers to:

(a) fix the general direction of the Company’s business;

(b) approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has not been approved, the most recently approved budget or plan shall prevail);

(c) attribute, from the global amount of remuneration fixed by the Shareholders in General Meeting, the monthly compensation of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 15 of these Bylaws;

(d) appoint and remove the Company’s Officers and determine their powers and duties, in accordance with the provisions of these Bylaws;

(e) supervise the Officers’ management in the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(f) determine the general compensation criteria and the benefit policies (indirect benefits, profit sharing and/or sales) for the senior management and those holding management positions in the Company;

(g) instruct the votes related to the global remuneration of management to be cast by Company’s representative at the General Meeting of Shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(h) in accordance with a plan approved by the Shareholders in a General Meeting, grant stock options to the Company’s officers or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such stock options or over the subscription of the corresponding shares;

(i) call Shareholders’ General Meetings;

(j) submit to the Shareholders in General Meeting any proposed amendment to these Bylaws;

(k) express its opinion on the management report and on the accounts of the Executive Board, and authorize the distribution of interim dividends;

(l) attribute to the Company’s officers their share in the profits verified on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(m) authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(n) appoint and dismiss the Company’s independent auditors;

(o) approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

(p) approve the issue of simple non-convertible debentures, without real security;

(q) approve the Company’s acquisition of its own shares, to be held in treasury or to be cancelled;

(r) unless provided for in the annual budget or in the business plan then in effect, approve business transactions and contracts of any kind between the Company and its shareholders and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders;

(s) authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the Board of Directors) or with an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

(t) approve any change in the Company’s headquarters, and the opening, transfer or extinction of branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad, with the exception of the incorporation of, or acquisition of interests in, special purpose companies (“SPCs”) and/or consortiums which have as their corporate purpose the promotion, management, development, construction and sale of real estate projects, which shall be subject only to the provisions of Art 30§1;

(u) authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason of a substantial part of the Company’s permanent assets, permanent assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item 21(s) above), when such transactions are not provided for in the annual budget;

(v) approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery; and

(w) establish the list of three qualified institutions to be submitted to the General Shareholders Meeting for the purposes of Article 5 §4 of these Bylaws, with respect to the preparation of the appraisal report of the Company’s shares for purposes of exiting the Novo Mercado, cancellation of registration as a publicly-held company registration or public tender offer.”

5.7. Exclude letter “f” of Article 27 of the Company’s bylaws, so as to adjust the powers of the Chief Executive Officer, which shall read as follows, Lead Paragraph and letters “a” to “e” being keep unaltered:

“Article 27. The Chief Executive Officer has the following powers:

(a) to submit for approval by the Board of Directors the annual work plans and budgets, investment plans and new programs to expand the Company and its subsidiaries, causing the plans, budgets and programs to be carried out on the approved terms;

(b) to formulate the Company’s operating strategies and directives and to establish the criteria for executing the resolutions adopted at the Shareholders’ General Meetings and meetings of the Board of Directors, with the participation of the other executive officers;

(c) to supervise all the Company’s activities;

(d) to coordinate and supervise the work of the Executive Board, and to call and chair its meetings; and

(e) to perform such other duties as may be assigned by the Board of Directors.”

5.8. Amend Article 30 of the Company’s bylaws to adjust the Company’s representation in certain cases and the term for the grant of powers of attorney, which shall read as follows:

“Article 30. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

(a) any two executive officers;

(b) any executive officer acting jointly with an attorney-in-fact with specific powers; or

(c) two attorneys-in-fact with specific powers.

§ 1. The Company shall be represented in accordance with the immediately preceding provisions of this Article in the incorporation of, or acquisition of interests in, special purpose companies (“SPCs”) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§ 2. The Company may be represented by a single officer, without the formalities provided for in this Article 30, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

§ 3. Powers of attorney shall always be granted or revoked by any two Officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.”

5.9. Exclude Article 47, a transitory provision contained in the General Provisions of the Company’s bylaws.

5.10. Consolidate the Company’s bylaws, which shall read as provided for in Annex I to the present Minutes.

5.11. Record that, due to non-presentation of the request set forth in Art. 161 §2 of Law No. 6,404/76, the Audit Committee (Conselho Fiscal) was not installed.

Closing: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, were signed by all in attendance. Signatures: Odair Garcia Senra, Chairman; Mariana Gouthier Santos Cabral, Secretary; Odair Garcia Senra, Officer; Shareholders: Wilson Amaral de Oliveira, Alceu Duilio Calciolari, Mario Rocha Neto, Odair Garcia Senra, Citibank N A Adr Departament, American Inc Mas F B Trust, Barclays Global Investors NA, BGI Em Mark Str Insig Fund Ltd, Caisse Depot Et Plac Du Quebec, County E A A B F O T Cook County, Eaton Van Str Emerg Mark Fund, Eaton Van Tax Man Em Mkts Fund, Emer M C E P Dfa Inv Dim Grou, Emerging Markets Index Fund E, Emerging M S Free Eq Ind Fund, Ford Mot Co Def Ben Mas Trust, Geut Emerging Equity Passive 1, Harmony Overseas Equity Pool, John H F II Em Mark Val Fund, IBM Savings Plan, Ishares Msci Br Free Ind Fund, John Hanc Trust Disc Div Trust, John Hanc Tr Int Eq Ind Trust, John H Fun II Int Eq Ind Fund, John Hanc Tr Int Eq Ind Tr B, Microsoft Global Fin Limited, Northern Trust Quant Fund Plc, Princ Inv Fd Inc Div Int Fund, Principal Life Insur Company, Prudential R Ins And Ann Comp, Public E Re Ass Of New Mexico, SPDR S P Eemrg Latin Amer ETF, State Street Emerging Markets, Teacher Retir System Of Texas, The Texas Education Agency, Nikkociti T C R N Cem Mot Fund, John Hanc Tr Int Eq Ind Tr, Oppenheimer Int Sm Comp Fund, Norges Bank, Vanguard T I S I Fd Se Van S F, Axa P V T A P Vip Int Eq Ptf, Blue Ridge Limited Partnership, Bromlp Brazil Investments Llc . Vanguard Investment Series Plc, American F I Ser Gl Sm Cap Fd, American F I Ser New Wor Fund, College Retir Equities Fund, Dimensional Em Mkts Fund Inc, Eaton V Coll Inv Tfe Ben Pl Fd, Emerging M S Free Eq Ind Fund, Emerging M S I Non Lend Fund B, Emg M S C P O D Inv Dim Gr Inc, The D I T C O B I S T Sll Caps, The T B O J L R Mtbc400035147, Abu Dh Ret Pens And Benef Fund, Excel Latin America Fund, Frank R Tr Co Empl Ben Fds Tr, Harbor Int Growth Fund, Harbor C Gr Tr For Def Ben Pl, ING Mars Int Opp Portfolio, Janus Overseas Fund, Janus Advis Int Growth Fund, Janus A Ser Intl Gr Portfolio, John Hanc Tr Intern Opp Trust, John Hanc Fun II Int Opp Fund, La Fire And Police Pens System, Nations Mars Intl Opp Fund, Nations Int Equity Fund, Nations Mars Int Opp Portfolio, Principal V C F I D I Account, Principal V Con Inc Int Ma Acc, Princ I Fd Inc Intl Mkts Fund, State F M Fund Tr Int Eq Fund, State F V Prod Tr Int Eq Fund, State B A T C I F F T R Plans, Telcordia Techn Pension Plan, The Br Msci Mkts Ind Com Tr Fu, The Mars Intl Opp Fund, United A L I P D A Plan Trust, The Andrew W Mellon Foundation, FI Votor Equity Prot Acoes, John Hanc Tr Em Mark Val Trust, JP Morgan Fleming Funds, Vanguard Em Mark Sh Index Fund, Vanguard E U S C I F Asovieif, Russel Inv Company Int Fund.

São Paulo, May 18th 2009

Mariana Gouthier Santos Cabral
Secretary

ANNEX I

COMPANY’S BYLAWS

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001 -07
NIRE 35.300.147.952

Publicly-Held Company

CVM no. 01610-1

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1. Gafisa S.A. (the “Company”) is a publicly-held corporation with authorized capital, governed by these Bylaws and applicable law.

Article 2. The Company’s headquarters and forum are located in the city of São Paulo, State of São Paulo. The Company may, by resolution adopted by the Board of Directors, change the address of its headquarters, and open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad.

§ 1. The power to open, transfer and extinguish branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad referred to in this article may, by resolution adopted by the Board of Directors, be delegated to the Chief Executive Officer.

Article 3. The Company’s purposes are: (i) to promote and develop real estate projects of any kind, whether its own or those of third parties, in the latter case as contractor and agent; (ii) to purchase and sell real estate of any kind; (iii) to perform civil construction and provide civil engineering services; and (iv) to develop and implement marketing strategies for its own or third parties’ real estate projects.

Sole Paragraph. The Company may hold interests in any other companies, in Brazil or abroad, upon approval granted by means of a resolution adopted by the Board of Directors, except as provided in Art. 21 (r) and Art. 30§1.

Article 4. The Company has an indefinite term of duration.

CHAPTER II

CAPITAL AND SHARES

Article 5. The capital of the Company is R$ 1,229,517,794.57 , which is fully paid-in and divided into 133,087,518 common shares, all registered, book-entry and without par value.

§ 1. The cost of share transfer services charged by the account agent shall be borne by the shareholders, subject to such limits as may be imposed by applicable legislation.

§ 2. Each common share carries the right to one vote on resolutions at General Meetings of Shareholders.

§ 3. The Company may not issue preferred shares or participation certificates (partes beneficiárias).

§ 4. For purposes of reimbursement, the value of the Company’s shares shall be based on the Company’s economic value, as determined by an appraisal carried out by a specialized firm appointed in the manner provided for in Article 45 of Law 6404/76.

Article 6. The capital of the Company may be increased by resolution adopted by the Board of Directors, without need for an amendment to these Bylaws. The resolution approving the increase shall fix the terms and conditions for the issuance of shares, subject to a limit of 200,000,000 (two hundred million) common shares.

Sole Paragraph. The Company may, within the limit of its authorized capital and by resolution adopted by the shareholders in General Meeting, grant share purchase options to (i) its officers, directors and employees, or (ii) individuals who provide services to it or to any company under its control.

Article 7. The Company may reduce or exclude the time period for the exercise of preemptive rights on the issuance of shares, debentures convertible into shares or subscription bonuses which are placed by means of sale on a stock exchange, public subscription or share swap in a mandatory public tender offer pursuant to articles 257 to 263 of Law 6404/76. Pursuant to article 171§3 of Law 6404/76, there shall be no preemptive rights on the grant and exercise of the share purchase options.

CHAPTER III

GENERAL MEETING OF SHAREHOLDERS

Article 8. A General Meeting of Shareholders shall be held, on an ordinary basis, in the first four (4) months following the end of the fiscal year and on an extraordinary basis whenever required by law or the Company’s interests.

§ 1. General Meetings of Shareholders shall be called in the manner provided for by law. Regardless of the formalities for calling General Shareholders’ Meetings, any General Meeting attended by all shareholders shall be considered to have been regularly called.

§ 2. General Meetings of Shareholders shall be called to order and chaired by the Chairman of the Board of Directors or, in his absence, by a shareholder appointed by the shareholders at the General Meeting. The Chairman of the General Meeting shall choose one of those present at the meeting to act as secretary.

§ 3. Prior to the call to order, the shareholders shall sign the “Book of Attendance” (Livro de Presença de Acionistas), giving their name and residence and the number of shares they hold.

§ 4. The list of shareholders present at the meeting shall be closed by the Chairman immediately after the General Meeting is called to order.

§ 5. Shareholders which appear at a General Meeting after the list of shareholders present at the meeting has been closed may participate in the meeting but shall not have the right to vote on any resolution.

Article 9. In addition to the matters provided for by the law, the Shareholders in General Meeting shall:

(a) decide on the Company’s exit from the Novo Mercado of the São Paulo Stock Exchange – BOVESPA (“Novo Mercado”), which shall be communicated to the São Paulo Stock Exchange – BOVESPA in writing, 30 (thirty) days in advance;

(b) subject always to the provisions of Article 11, choose, from among the three qualified institutions indicated on a list prepared by the Board of Directors, the institution which shall be responsible for the preparation of an appraisal report for shares issued by the Company, for the purposes of exiting the Novo Mercado, cancellation of the Company’s registration as a publicly-held company or mandatory public tender offer; and

(c) resolve cases on which these Bylaws are silent, subject to the provisions of Law 6404/76.

Sole Paragraph. In the event of cancellation of the Company’s registration as a publicly-held company or its exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the shares of resulting company are not admitted for trading on the Novo Mercado, the public tender offer to be made by the Controlling Shareholder or the Company, as applicable, shall have a minimum offer price which is equal to the economic value determined in the appraisal report referred to in Article 9(b) and which complies with the Novo Mercado Listing Rules.

Article 10. The choice of the specialized institution or firm responsible for the determination of the Company’s Economic Value, referred to in Article 9(b) of these Bylaws, shall be made by the majority of votes cast by holders of Outstanding Shares present at the General Meeting in question, blank votes not being computed. The quorum for the General Meeting shall be shareholders representing at least 20% of the total number of Outstanding Shares, at first call, and on second call, shareholders representing any number of Outstanding Shares.

Paragraph 1. For purposes of these Bylaws:

“Outstanding Shares” means all the shares issued by the Company, with the exception of shares held by the Controlling Shareholder, by persons related to the Controlling Shareholder or by the Company’s officers and directors and treasury shares;

“Controlling Shareholder” means the shareholder or Shareholder Group that exercises Control of the Company;

“Shareholder Group” means a group of two or more persons (a) that are bound by contracts or agreements of any nature, including shareholders’ agreements, whether written or oral and whether directly or through Controlled Companies, Controlling Companies or companies under Common Control; or (b) among whom there is a direct or indirect Control relationship; or (c) that are under Common Control; or (d) that represent a common interest. Examples of persons representing a common interest include (i) a person that holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the other person; and (ii) two persons that have a third investor in common which holds a direct or indirect interest of 15% (fifteen percent) or more in the capital of the first two persons. Joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, security portfolios, universalities of rights and any other form of organization or enterprise of any kind, whether constituted in Brazil or abroad, shall be considered to be part of the same Shareholder Group whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to the same legal entity; or (y) have the majority of their managers or administrators in common;

“Control” (and the related terms “Controlling Company”, “Controlled Company” and “under Common Control”) means the power effectively used to direct corporate activities and orient the functioning of the Company’s corporate bodies, whether directly or indirectly and whether de facto or de jure. There is a relative presumption that the person or Shareholder Group holding shares that gave it an absolute majority of votes of the shareholders present at the last three General Shareholders’ meetings holds Control, even if such person or Shareholder Group does not hold an absolute majority of the Company’s voting capital; and

“Diffuse Control” means Control exercised by a shareholder holding less than 50% (fifty percent) of the Company’s capital, or by shareholder(s) which do not constitute a Shareholder Group.

Article 11. In the event the Company exits the Novo Mercado or its registration as a publicly-held company is cancelled, the costs incurred for the preparation of the appraisal report referred to in Article 9(b) shall be borne entirely by the Controlling Shareholder or by the Company, if the Company is offeror, as applicable.

CHAPTER IV

MANAGEMENT

SECTION IV.I. - GENERAL RULES

Article12. The Company is managed by the Board of Directors (Conselho de Administração) and the Executive Board (Diretoria).

Article 13. The members of the Board of Directors and the Executive Board shall be invested in their respective offices within thirty days from the date they were appointed, by signing an instrument of investiture in the appropriate book, and shall remain in office until the investiture of the newly-elected members of the Company’s management.

Sole Paragraph. The investiture of the members of the Board of Directors and the Board of Executive Officers in their respective offices is conditional upon (i) the execution of the Statement of Consent from Senior Managers (Termo de Anuência dos Administradores) provided for under the Novo Mercado Listing Rules; and (ii) adherence to the Manual for Disclosure and Use of Information and Policy for Trading in Securities Issued by the Company (Manual de Divulgação e Uso de Informações e Política de Negociação de Valores Mobiliários de Emissão da Companhia), by executing an instrument to that effect.

Article 14. The Board of Directors may create advisory committees to assist the members of the Board of Directors, and determine the composition and specific responsibilities of such committees.

Article 15. The Shareholders in General Meeting shall determine, on an individual or global basis, the remuneration of the Company’s directors, officers and members of its advisory committees. Where the remuneration is fixed on a global basis, the Board of Directors shall determine the amounts to be paid to each individual. Where applicable, the Board of Directors shall also distribute the share in profits fixed by the Shareholders in General Meeting.

SECTION IV.II. - BOARD OF DIRECTORS (CONSELHO DE ADMINISTRAÇÃO)

Article 16. The Board of Directors is composed of at least five (5) and no more than nine (9) effective members (the election of alternates being permitted), all of whom shall be shareholders, elected and removable at any time by the Shareholders in General Meeting, with an unified term of office of two (2) years, re-election being permitted.

Article 17. At least 20% of the effective members of the Board of Directors shall be Independent Members.

§ 1. When a fractional number of directors results from compliance with the percentage referred to above, the fraction shall be rounded (i) to the next highest whole number, where the fraction is 0.5 or greater; and (ii) to the next lowest whole number, where the fraction is less than 0.5.

§ 2. For purposes of these Bylaws, “Independent Member” is one who: (i) has no relationship with the Company except for an interest in its capital; (ii) is not a Controlling Shareholder, nor a spouse or relative up to the second degree of the Controlling Shareholder, and is not now and has not been, in the past three years, related to a company or entity related to the Controlling Shareholder (persons related to public institutions of education and/or research are excluded from this restriction); (iii) has not been, in the past three years, an employee or officer of the Company, the Controlling Shareholder or a company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services and/or products of the Company, in a degree that implies loss of independence; (v) is not an employee, officer or director of a company or entity offering services and/products to, or requesting services and/or products from, the Company; (vi) is not a spouse or relative up to the second degree of any of the Company’s officers or directors; and (vii) does not receive any remuneration from the Company except that payable to directors (cash earnings generated by holdings in the Company’s capital are excluded from this restriction).

§ 3. Members of the Board of Directors elected in the manner provided for in Article 141 §§4 and 5 of Law 6404/76 shall also be considered to be Independent Members.

Article 18. The Board of Directors shall have a Chairman, who shall be elected by the favorable vote of a majority of the effective members. In the event of incapacity or temporary absence of the Chairman, the chairmanship shall be assumed by the member previously designated by the Chairman, or, in the absence of a previous designation, by such member as the remaining members shall appoint.

Article 19. The Board of Directors shall meet at least quarterly. Meetings of the Board of Directors shall be called by the Chairman, or by at least two effective members, by written notice containing the agenda for the meeting, in addition to the place, date and time of the meeting. Board of Directors’ meetings shall be called at least five days in advance. Regardless of the formalities for calling meetings, any meeting attended by all members of the Board of Directors shall be considered to have been regularly called.

Article 20. The quorum for Board of Directors’ meetings shall be four members. Resolutions shall be adopted by the favorable vote of a majority of members present at the meeting, and the Chairman shall have, in addition to his own vote, a casting vote in the event of a tie.

§ 1. The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by the members present at the meeting.

§ 2. Directors may be represented at meetings of the Board of Directors by another director, to whom special powers have been granted. The directors may also participate in meetings by telephone or video conference, and, in that event, shall be considered to be present at the meeting and shall confirm their vote by written statement sent to the Chairman by letter, facsimile transmission or e-mail immediately after the end of the meeting. Upon receipt of statement of confirmation, the Chairman shall have full powers to sign the minutes of the meeting on behalf of the member in question.

Article 21. It addition to such other powers and duties conferred on it by law and these Bylaws, the Board of Directors shall have powers to:

(a) fix the general direction of the Company’s business;

(b) approve the Company’s annual operating budget and business plan, and any changes thereto (provided, however, that until such new budget or plan has been approved, the most recently approved budget or plan shall prevail);

(c) attribute, from the global amount of remuneration fixed by the Shareholders in General Meeting, the monthly compensation of each of the members of the Company’s management and advisory committees, in the manner provided for in Article 15 of these Bylaws;

(d) elect and remove the Company’s Officers and determine their powers and duties, in accordance with the provisions of these Bylaws;

(e) supervise the Officers’ management of the Company, examine at any time the Company’s books and documents, and request information on contracts entered into or about to be entered into by the Company and any other acts;

(f) determine the general compensation criteria and the benefit policies (indirect benefits, shares in profits and/or sales) for the senior management and those holding management positions in the Company;

(g) instruct the votes related to the global remuneration of management to be cast by Company’s representative at the General Meeting of Shareholders of the companies where the Company holds an equity interest, except for the wholly-owned subsidiaries or special purpose companies;

(h) in accordance with a plan approved by the Shareholders in General Meeting, grant share purchase options to the Company’s officers, directors or employees, or to individuals who rendered services to the Company or to any company under its control, with the exclusion of shareholders’ pre-emptive rights over the grant of such share purchase options or the subscription of the corresponding shares;

(i) call General Shareholders’ Meetings;

(j) submit to the Shareholders in General Meeting any proposed amendment to these Bylaws;

(k) issue its opinion on the Executive Board’s management report and accounts, and authorize the distribution of interim dividends;

(l) attribute to the Company’s directors and officers their share in the profits shown on the Company’s balance sheets, including interim balance sheets, subject always to the limits and other provisions under the law and these Bylaws;

(m)authorize any change in the Company’s accounting or report presentation policies, unless such change is required by the generally accepted accounting principles in the jurisdictions in which the Company operates;

(n) appoint and dismiss the Company’s independent auditors;

(o) approve the issue of shares or subscription bonuses up to the limit of the Company’s authorized capital, determining the issue price, the manner of subscription and payment and other terms and conditions for the issuance, and determining also if preemptive rights over the shares to be issued shall be granted to shareholders in the case provided for in the Article 7 of these Bylaws;

(p) approve the issue of simple non-convertible debentures, without real security;

(q) approve the Company’s acquisition of its own shares, to be held in treasury or for cancellation;

(r) unless provided for in the annual budget or in the business plan then in effect, approve business transactions and contracts of any kind between the Company and its shareholders, directors and/or officers, or between the Company and the direct or indirect controlling shareholders of the Company’s shareholders;

(s) authorize, in advance: (i) the execution by the Company of any contract, including, for the purposes of illustration, contracts for the acquisition of assets or interests in other companies; or (ii) the grant, by the Company, of loans, financing or real or personal security in favor of its controlled companies (with the exception of special purpose companies in which the Company holds 90% or more of the total and voting capital) or third parties, provided always, in the cases contemplated in items (i) and (ii) above, that the contracts involve transactions with a term greater than 48 (forty-eight) months (with the exception of contracts with public utilities providers and other contracts which have uniform terms and conditions, which shall not be subject to prior approval by the Board of Directors) or an amount greater than R$15,000,000.00 or 1.5% of the Company’s total consolidated assets (the “Reference Value”);

(t) approve any change in the Company’s headquarters, and the opening, transfer or extinction of branches, agencies, offices, warehouses, representation offices and any other establishments anywhere within Brazilian territory or abroad, with the exception of the incorporation of, or acquisition of interests in, special purpose companies (“SPCs”) and/or consortiums which have as their corporate purpose the promotion, management, development, construction and sale of real estate projects, which shall be subject only to the provisions of Art 30§1;

(u) authorize the acquisition, alienation, transfer, assignment, encumbrance or other form of disposal, including contribution to the capital of another company, for any reason of a substantial part of the Company’s permanent assets, permanent assets being understood to be the set of assets on which the Company’s business is based, in amounts greater than the Reference Value (as defined in item 21(s) above), when such transactions are not provided for in the annual budget;

(v) approve, in advance, any application by the Company for a decree of bankruptcy or judicial or extrajudicial recovery; and

(w) establish the list of three qualified institutions to be submitted to the General Shareholders Meeting for the purposes of Article 5 §4 of these Bylaws, with respect to the preparation of the appraisal report of the Company’s shares for purposes of exiting the Novo Mercado, cancellation of registration as a publicly-held company registration or public tender offer.

SECTION IV.III. – EXECUTIVE BOARD (DIRETORIA)

Article 22. The Executive Board is the corporate body that represents the Company, and is responsible for performing all acts of management related to the Company’s business.

Article 23. The Executive Board is not a collegiate body, but it may meet whenever necessary to deal with operational matters, at the discretion of the Chief Executive Officer, who shall also chair the meeting.

Sole Paragraph. The quorum for meetings of the Executive Board is a majority of the Company’s officers.

Article 24. In the event of a vacancy on the Executive Board, or incapacity of an officer, the Board of Directors shall elect a new officer or appoint a substitute from among the remaining officers, and in both cases shall fix the term of office and remuneration of the new officer or substitute.

Article 25. The Executive Board is composed of at least two (2) and no more than eight (8) officers, all resident in Brazil, who may but need not be shareholders. The officers shall be elected by the Board of Directors for a term of three (3) years, reelecting being permitted, and may be removed by it at any time.

Article 26. From among the officers, one shall be appointed Chief Executive Officer (Presidente), one Chief Financial Officer (Diretor Financeiro), one Investor Relations Officer (Diretor de Relações com Investidores) and the remaining officers shall not have a specific designation. Accumulation of functions is allowed.

Article 27. The Chief Executive Officer has the following powers and responsibilities:

(a) to submit for approval by the Board of Directors the annual work plans and budgets, investment plans and new programs to expand the Company and its subsidiaries, causing the plans, budgets and programs to be carried out on the approved terms;

(b) to formulate the Company’s operating strategies and directives and to establish the criteria for executing the resolutions adopted at the General Shareholders’ Meetings and meetings of the Board of Directors, with the participation of the other officers;

(c) to supervise all the Company’s activities;

(d) to coordinate and supervise the work of the Executive Board, and to call and chair its meetings; and

(e) to perform such other duties as may be assigned by the Board of Directors.

Article 28. In addition to such other functions as may be assigned by the Board of Directors, the Investor Relations Officer is responsible for providing information to investors, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) and the São Paulo Stock Exchange (BOVESPA), and for maintaining the Company’s registration up to date, in accordance with the regulations issued by the CVM.

Article 29. The Chief Financial Officer and each of the Officers without specific designation shall have the functions attributed to them by the Board of Directors.

Article 30. The Company shall be represented, and shall only be considered to be validly bound, by the act or signature of:

(a) any two officers;

(b) any officer acting jointly with an attorney-in-fact with specific powers; or

(c) two attorneys-in-fact with specific powers.

§ 1. The Company shall be represented in accordance with the immediately preceding provisions of this Article in the incorporation of, or acquisition of interests in, special purpose companies (“SPCs”) and/or consortiums which have as their corporate purpose the planning, promotion, development, income generation and sale of real estate projects.

§ 2. The Company may be represented by a single officer, without the formalities provided for in this Article 30, for the purposes of receiving service of process or notice and giving testimony on behalf of the Company.

§ 3. Powers of attorney shall always be granted or revoked by any two Officers, who shall establish the powers of the attorney-in-fact. Except in the case of powers of attorney granted to represent the Company in legal proceedings, powers of attorney shall not have a term of more than two (2) years.

CHAPTER V

AUDIT COMMITTEE (CONSELHO FISCAL)

Article 31. The Audit Committee shall be installed only at the request of shareholders and shall have the powers, duties and responsibilities established by law. The Audit Committee shall cease functioning at the first General Shareholders’ Meeting following its formation, and its members may be re-elected.

Article 32. The Audit Committee is composed of three (3) effective members and an equal number of alternates, all elected by the Shareholders in General Meeting.

§ 1. The remuneration of the members of the Audit Committee shall be fixed at the General Shareholders’ Meeting at which they are elected.

§ 2. The investiture of the members of the Audit Committee members is conditional upon their execution of the Statement of Consent from Audit Committee Members (Termo de Anuência dos Membros do Conselho Fiscal) provided for under the Novo Mercado Listing Rules.

Article 33. The Audit Committee shall meet whenever necessary, at the call of any of its members, and its resolutions shall be recorded in minutes.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 34. The fiscal year shall begin on January 1st and end on December 31st of each year. At the end of each fiscal year and each calendar quarter, the financial statements provided for by law shall be prepared.

Article 35. The Company, by resolution of the Board of Directors, may draw up half-yearly, quarterly or monthly balance sheets, and declare dividends on account of the profits shown on such balance sheets. The Company, by resolution of the Board of Directors, may also declare interim dividends on account of accumulated profits or profit reserves shown on the last annual or half-yearly balance sheet.

§ 1. The dividends distributed under the terms of this Article 35 shall be attributed to the mandatory dividend.

§ 2. The Company may pay interest on its own capital, to be credited to annual or interim dividends.

Article 36. Prior to any distribution, any accumulated losses and provision for income tax shall be deducted from the profits for the year.

§ 1. From the amount calculated in accordance with this Article, the profit shares of the members of the Company’s management shall be calculated, subject to the legal maximum, to be distributed according to the rules established by the Board of Directors.

§ 2. After the deduction referred to in the preceding paragraph, the following allocations shall be made from the net profits for the year:

(a) 5% (five percent) to the legal reserve, until the legal reserve is equal to 20% (twenty percent) of the paid-up capital or attains the limit established in Article 193 §1 of Law 6404/76;

(b) from the remaining net profits for the year, after the deduction referred to in item (a) of this Article and the adjustment provided for in Article 202 of Law 6404/76, 25% (twenty-five percent) shall be allocated to payment of the mandatory dividend to all shareholders; and

(c) an amount not greater than 71.25% (seventy-one and twenty-five one-hundredths percent) of the net profits shall be allocated to the creation of an Investment Reserve, for the purpose of financing the expansion of Company’s and of its controlled companies’ business, through subscribing for capital increases, creating new projects or participating in consortiums or other types of association, among other means of achieving the Company’s corporate purpose.

§ 3. The reserve established in item (c) above may not exceed 80% (eighty percent) of the Company’s capital. Should the reserve reach such limit, the Shareholders in General Meeting decide on the allocation of the excess, either distributing it to the shareholders or using it to increase the capital of the Company.

§ 4. After the distribution provided for in the previous paragraphs, the Shareholders in General Meeting shall determine the allocation of the remaining balance of the net profits for the year, after hearing the Board of Directors and subject to applicable law.

CHAPTER VII

CONTROL AND DIFFUSE CONTROL

Article 37. Any disposal of control of the Company, in either a single transaction or a series of transactions, shall be contracted subject to a condition, either precedent or subsequent, under which the acquirer of control undertakes to make a public tender offer for the shares of the remaining shareholders in accordance with applicable law and the Novo Mercado Listing Rules and on terms that ensure equal treatment with the disposing shareholder.

Article 38. The public tender offer referred to in the Article 37 shall also be made:

(a) in the event of an assignment for value of rights to subscribe for shares or other securities or rights convertible into shares, which assignment results in a Disposal of Control of the Company; and

(b) in the event of a disposal of control of a company that holds Control of the Company, in which case the Disposing Controlling Shareholder shall be obligated to declare to the São Paulo Stock Exchange – BOVESPA the value attributed to the Company in the disposal and to submit documentation to prove the declared value.

Sole Paragraph. For purposes of these Bylaws:

“Disposal of Control” means the transfer to a third party, for value, of Control Shares;

“Control Shares” means the block of shares that gives, either directly or indirectly, the holder(s) sole or shared Control of the Company; and

“Disposing Controlling Shareholder” means the Controlling Shareholder, when it causes a disposal of control of the Company.

Article 39. Any person which holds shares in the Company and subsequently acquires Control by reason of a private purchase and sale agreement made with the Controlling Shareholder involving any number of shares is required to:

(a) make the public tender offer referred to in Article 37;

(b) compensate shareholders which have purchased shares on the stock exchange in the six (6) months preceding the Disposal of Control, by paying the difference between the price paid to the Disposing Controlling Shareholder and the price paid on the stock exchange for shares in the Company during the said six-month period, duly adjusted for inflation; and

(c) take such action as may be necessary to restore the free float of the Company’s shares to at least 25% (twenty-five percent) of the total outstanding shares in the Company, within the six (6) months following the acquisition of Control.

Article 40. The Company shall not record (i) any transfer of shares to the Purchaser of Control, or to any other person(s) which acquire Control until such time as they have executed the Statement of Consent from Controlling Shareholders (Termo de Anuência dos Controladores); or (ii) any Shareholders’ Agreement that provides for the exercise of Control unless the signatories to the agreement have executed the Statement of Consent from Controlling Shareholders.

Sole Paragraph. For purposes of these Bylaws:

“Purchaser” means the person to whom the Disposing Controlling Shareholder transfers Control in a Disposal of Company Control;

“Disposal of Company Control” means the transfer, for value, of Control Shares; and

“Statement of Consent from Controlling Shareholders” means the instrument by which the new Controlling Shareholders, or shareholders which join the control group of the Company, assume personal liability for complying with the Novo Mercado Agreement (Contrato de Participação no Novo Mercado), the Novo Mercado Listing Rules, the Arbitration Clause and the Arbitration Rules, in the form set out in Exhibit C to the Novo Mercado Listing Rules.

Article 41. In the case of Diffuse Control over the Company,

(a) whenever the Shareholders in General Meeting approve cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the Company itself, provided, however, that the Company may acquire shares held by shareholders which voted in favor of cancellation of the Company’s registration at the General Meeting at which the cancellation was approved only after it has acquired the shares held by the shareholders which did not vote in favor of cancellation and which accept the public tender offer; and

(b) whenever the Shareholders in General Meeting approve the Company’s exit from the Novo Mercado, due to listing of the Company’s shares for trading off the Novo Mercado or to a corporate reorganization in which the shares of resulting company are not admitted for trading on the Novo Mercado, but without cancellation of the Company’s registration as a publicly-held company, the public tender offer shall be made by the shareholders which voted in favor of the exit at the General Meeting.

Article 42. In the case of Diffuse Control over the Company, where BOVESPA determines that the price of securities issued by the Company shall be quoted separately, or that trading in securities issued by the Company on the Novo Mercado shall be suspended by reason of non-compliance with obligations under the Novo Mercado Listing Rules, the Chairman of the Board of Directors shall call, within the two (2) days following the determination (counting only the days on which the newspapers habitually used by the Company are issued), an Extraordinary General Shareholders’ Meeting to replace the entire Board of Directors.

§ 1. In the event the Extraordinary General Shareholders’ Meeting referred to in this Article 42 is not called by the Chairman of the Board of Directors within the two-day time period, the meeting may be called by any shareholder of the Company.

§ 2. The new Board of Directors elected at the Extraordinary General Shareholders’ Meeting referred to in the preceding provisions of this Article 42 shall cure the non-compliance with the obligations under the Novo Mercado Listing Rules in the shortest period of time possible or within the new time period granted by BOVESPA for this purpose, whichever is shorter.

Article 43. In the case of Diffuse Control, where the Company exits the Novo Mercado by reason of non-compliance with obligations in the Novo Mercado Listing Rules resulting from:

(a) a resolution adopted at a General Meeting of Shareholders, the public tender offer shall be made by the shareholders which voted in favor of the resolution that resulted in non-compliance; and

(b) an act or event of management, the Company shall make a public tender offer for cancellation of its registration as a publicly-held company, directed to all the Company’s shareholders. In the event the Shareholders in General Meeting resolve to maintain the Company’s registration as a publicly-held company registration, the public tender offer shall be made by the shareholders which voted in favor of the resolution.

CHAPTER VIII

LIQUIDATION

Article 44. The Company shall be dissolved and enter into liquidation in the cases provided for by law, and the Shareholders in General Meeting shall establish the manner of liquidation and install the Audit Committee, which shall function during the period of liquidation. The Board of Directors shall appoint the liquidator or liquidators and establish their powers and remuneration.

CHAPTER IX

ARBITRATION

Article 45. The Company and its shareholders, officers, directors and members of the Audit Committee are obligated to resolve by arbitration any and all dispute or controversy which may arise between or among them arising out of or connection with, in particular, the application, validity, effectiveness, interpretation or violation (and the effects thereof) of the provisions of Law 6404/76, these Bylaws, rules and regulations issued by the National Monetary Council, the Central Bank of Brazil, the Securities Commission – CVM or the Securities and Exchange Commission, and any laws, rules or regulations applicable to the operation of the capital market in general, in addition to the provisions of the Novo Mercado Listing Rules, the Novo Mercado Participation Agreement and the Arbitration Rules of the Market Arbitration Chamber.

CHAPTER X

GENERAL PROVISIONS

Article 46. The Company shall comply with Shareholders’ Agreements registered in accordance with Article 118 of Law 6404/76. The Company’s management shall refrain from recording the transfer of shares made contrary to such Shareholders’ Agreements and the Chairman of General Shareholders’ Meetings and Board of Directors meetings shall not count votes cast in violation of such Shareholders’ Agreements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.